SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

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SCHEDULE 13D

 (Amendment No. 1)*

AMERICAN UNITY INVESTMENTS, INC. (formerly Amerimine Resources, Inc.)

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(Name of Issuer)

Common Stock, par value $0.001 per share

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(Title of Class of Securities)

030356 10 9 (was 03076A 20 9)

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(CUSIP Number)

Jehu Hand, Esq.

Hand & Hand, PC

24351 Pasto Road, Suite B

Dana Point, CA 92629

Telephone (949) 489-2400

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 31, 2006

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(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities  Exchange  Act of 1934 or  otherwise  subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03076A 20 9

1    NAME OF REPORTING PERSONS.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Duluth Venture Capital Partners, LLC   20-2747201.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [_]

(b)  [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

Minnesota

7    SOLE VOTING POWER

  NUMBER OF            8,101,636

   SHARES

BENEFICIALLY

8    SHARED VOTING POWER

  OWNED BY

    EACH

0

 REPORTING

PERSON WITH

9    SOLE DISPOSITIVE POWER

8,101,636

            10   SHARED DISPOSITIVE POWER

0

_______________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,101,636

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%

14   TYPE OF REPORTING PERSON*

     CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29441R 30 4

1    NAME OF REPORTING PERSONS

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

William Wilkinson

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [_]

(b)  [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

South Africa

7    SOLE VOTING POWER

  NUMBER OF            8,101,636

   SHARES

BENEFICIALLY

8    SHARED VOTING POWER

  OWNED BY

    EACH

0

 REPORTING

PERSON WITH

9    SOLE DISPOSITIVE POWER

8,101,636

            10   SHARED DISPOSITIVE POWER

0

_______________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,101,636

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%

14   TYPE OF REPORTING PERSON*

     IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

Security and Issuer

This  statement  relates to the common  stock,  par value  $0.001  (the "Common Stock")  of  Amerimine Resources, Inc., a  Florida corporation  (the "Company").  The Company's  principal  executive  offices are located at 5486 Tiger Bend Lane, Morrison Colorado  80465.

Item 2.

Identity and Background

Duluth Venture Capital Partners, LLC.

(a)

This statement is filed by Duluth Venture Capital Partners, LLC ("Reporting Person");

(b)

The address of the Reporting Person is 60 South Sixth Street, Suite 3000, Minneapolis, MN 55042;

(c)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating  activities  subject to, federal or state securities laws or finding any violation with respect to such laws;

William Wilkinson

(a)

This statement is filed by William H. Wilkinson("Reporting Person");

(b)

The address of the Reporting Person is 14 Quai du Seujet, Geneva, Switzerland CH-1301.;

(c)

The Reporting Person is retired for more than 5 years and is engaged in personal investing;

(d)

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

(f)

The Reporting Person is a citizen of South Africa.

Item 3.

Source and Amount of Funds or Other Consideration

The source of the funds was proceeds from personal investing by Duluth Venture Capital Partners. The consideration was $100,000 for the purchase of a convertible debenture, of which $43,700 remained outstanding as of March 31, 2006. On or about March 31, 2006, Duluth agreed to convert the remaining $7,880 it held into 8,101,636 shares of common stock (such share numbers after giving effect to the Registrant’s 1-for-1 stock split effected August 2006).

Item 4.

Purpose of Transaction

The purpose of the acquisition of the shares of common stock reported herein by Mr. Wilkinson, acting through Duluth Venture Capital Partners, LLC, was to acquire control of the corporation from Daniel Enright..

(a)

The Reporting Person has no present plans or proposals that relate to or would result in the acquisition by any person of additional securities of the issuer. The Reporting Person intends to resell the shares acquired as soon as merger candidate for the issuer can be found.;

(b)

The Reporting Person has plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries, in that it seeks to locate a suitable acquisition candidate. The issuer at this time has no operations or assets and is a shell company.  The identity of the company to be acquired is unknown to the Reporting Person;

(c)

The Reporting Person has no present plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)

The Reporting Person has no present plans or proposals that relate to or would result in changing the number or term of directors or filling any existing vacancies on the board, but it does intend to call a special meeting of shareholders to remove the current board and replace it with the Reporting Person’s nominees;

(e)

The Reporting Person has no present plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of the issuer;

(f)

The Reporting Person has no present plans or proposals that relate to or would result in any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required  by section 13 of the Investment Company Act of 1940;

(g)

The Reporting Person has no present plans or proposals that relate to or would result in changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the  acquisition  of control of the issuer by any person;

(h)

The Reporting Person has no present plans or proposals that relate to or would result in causing a class of  securities of the issuer to be delisted from a national  securities exchange or to cease to be authorized to be quoted in an  inter-dealer quotation system of a registered   national

securities association;

(i)

The Reporting Person has no present plans or proposals that relate to or would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

The Reporting Person has no present plans or proposals that relate to or would result in any action similar to any of those enumerated above.

Item 5.

Interest in Securities of the Issuer

(a)

The Reporting Person is the beneficial and direct owner of an aggregate of 8,101,636 shares of common stock of the Company and has sole voting and investment power with respect thereto.  The Company had approximately 145,075,700 shares of common stock outstanding as of June 30, 2006, the date of the Company’s last filed report.  Based on that reported number of shares of common stock outstanding, Reporting Person has beneficial ownership of approximately 5.6% of the outstanding shares of common stock.

(b)

The Reporting Person has sole power to vote or direct to vote and sole power to dispose or to direct the disposition of 8,101,636 shares of common stock.

(c)

Not applicable.

(d)

No other person has the right to  receive  or the  power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 9, 2005, Chiriquitos Mining, Inc. entered into a Convertible Stock Purchase Agreement with Duluth Venture Capital Partners, LLC (“Duluth”) with respect to $100,000 in  Convertible Debenture issued by Chiriquitos Mining, Inc. on the same day, for cash of $100,000. Chiriquitos Mining was acquired by the Registrant on March 17, 2005, and in connection therewith the Registrant assumed the liabilities of Chiriquitos under the Debenture. Under the Debenture, Duluth is entitled to convert its Debenture, in whole or in part, at a conversion rate (as adjusted for a forward stock split) equal to the lesser of $.0025 per share or the book value of Registrant’s common stock. However, it appears that in August 2005 the Registrant issued 10,000,000 shares in connection with a proposed  Nigerian oil transaction for no consideration. Under the anti-dilution provisions of the Debenture, the $.0025 per share fixed  conversion rate is likely subject to further downward adjustment.

Nevertheless, since the Registrant has a negative book value, Duluth was entitled to convert into an infinite number of shares of common stock. On or about <March 31, 2006, Duluth orally agreed to settle for 8,101,636 shares for the remaining $7,880 in Debentures owned by it.

Duluth does not have any contractual right to appoint a representative to the Board of Directors.

Other than as described above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding  of  proxies,  naming  the  persons  with whom  such contracts, arrangements, understandings or relationships have been entered into.

Item 7.

Material to Be Filed as Exhibits

Exhibit 1

Convertible Debenture Purchase Agreement between Chiriquitos Mining, Inc. and Duluth Venture Capital Partners, LLC dated March 9, 2005.

Exhibit 2

Form of Convertible Debenture.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2006

 /s/ William Wilkinson

William Wilkinson

Individually and as Managing

Member of Duluth Venture Capital

Parters, LLC